India Globalization Capital 4336 Montgomery Avenue, Bethesda, Maryland 20814 Phone: 301-983-0998 Fax: 240-465-0273 IGC.U/IGC-U (AMEX)

Ram Mukunda Chief Executive Officer ram@indiaglobalcap.com	January 20, 2009
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission

Dear Mr. Decker:

We are in receipt of your letter dated January 6, 2009. We apologize for the delay in responding, but due to international travel, we were not in receipt of your letter until January 16, 2009.

We have left a voicemail message today with Mr. Jeffrey Gordon to discuss the steps the Company and Y&R have taken and will continue to take in order to respond substantively to your comments contained in your May 14, 2008 letter. As you may be aware, representatives from Y&R spoke with Mr. Kevin Stout following your May 14, 2008 letter and received the letter outlining, among other things, the need for, and role of, the consultant.

We would like to discuss this matter further with Mr. Gordon or another Staff member, as appropriate.  Despite our and Y&R's good faith efforts, including consultations with at least seven accounting firms, we and Y&R have struggled to find a U.S. accounting firm or another international firm that regularly practices before the Commission and has extensive knowledge of the requirements of U.S. GAAP, PCAOB Standards, and auditor independence regulations to accept the engagement at this time, although we continue to assist Y&R in finding such a firm.

We intend to speak with Mr. Gordon as soon as possible. In the meantime, please feel free to contact me at 301-983-0998

Sincerely,
Ram Mukunda